SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact – 05/20

Favorable final court decision regarding the PIS and COFINS calculation base

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP) hereby discloses to its shareholders and the market in general, pursuant to CVM Instruction no. 358/2002, that is was informed today by its subsidiary, Copel Distribuição S.A. (“Copel DIS”), that the company's Executive Board resolved, on a meeting held on this date, it was decided that Copel DIS , due to a recent favorable decision recognizing its right to exclude the ICMS from the PIS and COFINS calculation base, the process of qualifying the respective tax credit will begin, before the Federal Revenue of Brazil, estimated, on a preliminary basis, in up to approximately R$5.8 billion.

This matter, already mentioned in note 13.2 of the last quarterly information of March 31, 2020, has retroactive effect to 2004, referring to 5 (five) years prior to the filing of the judicial measure.

In addition to the retroactive impact mentioned above, Copel DIS estimates an average reduction of 3.8% in the value of its consumers' energy bills, as a result of the exclusion of ICMS from the PIS and COFINS calculation base due to this court decision.

Copel DIS is evaluating the consequences of this decision, involving accounting, tax, legal and regulatory aspects, including the form of compensation / recovery. Such effects will be recorded in the next quarterly information ended on June 30, 2020 of COPEL, whose disclosure is scheduled for August 2020.

Curitiba, July 02, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 2, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.